November 8, 2024

Phillip Oldridge
Chief Executive Officer
Envirotech Vehicles, Inc.
1425 Ohlendorf Road
Osceola, AR 72370

        Re: Envirotech Vehicles, Inc.
            Registration Statement on Form S-1
            File No. 333-282961
            Filed November 1, 2024
Dear Phillip Oldridge:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing